UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                                (Amendment No. )

                          NEXTPATH TECHNOLOGIES, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.001 PER SHARE
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                         (Title of Class of Securities)

                                   65333J 10 9
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                                 (CUSIP Number)

                               Darren Ofsink, Esq.
                                Guzov Ofsink, LLC
                         600 Madison Avenue, 14th Floor
                            New York, New York 10022
                             Tel. No. (212) 371-8008
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 27, 2006
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             (Date of Event Which Requires Filing of This Statement)


----------------------
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.  65333J 10 9
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1    NAMES OF REPORTING  PERSONS  I.R.S.:
                                        Joseph Meuse
  IDENTIFICATION  NOS. OF  ABOVE  PERSONS  (ENTITIES ONLY)
                                        ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)   [_]
         (b)   [_]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*                   [AF]
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5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)    [_]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States of America
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NUMBER OF             7.  SOLE VOTING POWER:          48,294,782
SHARES BENE-
FICIALLY              8.  SHARED VOTING POWER                  0
OWNED BY
EACH REPORT-          9.  SOLE DISPOSITIVE POWER:     48,294,782
ING PERSON
WITH                 10.  SHARED DISPOSITIVE POWER             0
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       48,294,782
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*           [_]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            48.3%
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14   TYPE OF REPORTING PERSON*
                                         IN
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


This  statement  relates to shares of Common  Stock,  $0.001 par value per share
(the "Common Stock"), of NextPath Technologies, Inc ("NextPath" or "the Issuer"). [The Issuer is a shell company and has not current principal place of business.


Item 1.  Security and Issuer.

     The class of equity securities to which this statement relates is the Common Stock of the Issuer. .


Item 2.  Identity and Background.

     (a)-(b) The name of the person filing this statement is Joseph Meuse ("Mr. Meuse", or the "Reporting Person"), an individual residing at 211 Falmouth Street, Warrenton, Virginia 20186.

     (c) Mr. Meuse is a registered representative of Douglas Securities, LLC and his principal place of business is located at 360 Main Street, P.O. Box 393, Washington, VA 22747.

     (d)-(e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

     (f) The Reporting Person is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

     The Reporting Person purchased an aggregate of 48,294,782 shares of the Common Stock (collectively, the "Shares") for $12,000 in cash, which funds were his personal funds.


Item 4.  Purpose of Transaction.

     The Reporting Person plans to cause the Issuer to file its past due reports and then either sell some or all of his interest in the Issuer or cause it to make an acquisition of an operating business in a reverse merger transaction.

     Except as set forth above, the Reporting Person has no present intent or proposals that relate to or would result in : (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Exchange Act or (x) any action similar to those enumerated above.

     The Reporting Person reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.


Item 5.  Interest in Securities of the Issuer.

     (a)-(b) According to, the Issuer's transfer agent, 100,000,000 shares of the Common Stock were issued and outstanding as of January 27, 2006. The Reporting Person is the beneficial owner of 48,294,782 shares of the Common Stock, or 48.3% of the issued and outstanding shares of the Common Stock.

     (c) All of the transactions in the Shares that may be deemed to be beneficially owned by the Reporting Person commencing 60 days prior to the event triggering the filing of this Schedule 13D are described in Item 3 of this
Schedule 13D.

     (d) To the best knowledge of the Reporting Person, no person other that the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the Shares reported in Item 5(a) and (b).

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Reporting Person does not have any contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to the Shares, including transfer or voting thereof, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.

None.



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




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    July 27, 2006

                             /s/ Joseph Meuse
                             ------------------------
                                Joseph Meuse





1 The calculation of the foregoing percentage is based on 100,000,000 shares of NextPath Technologies, Inc.'s Common Stock outstanding as of January 27, 2006.












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